SEC File No. 70-

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                    FORM U-l

                                   DECLARATION

                                      UNDER

            THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                        FirstEnergy Corp. ("FirstEnergy")
                              76 South Main Street
                                Akron, Ohio 44308

  (Name of company filing this statement and address of principal executive office)

                                FirstEnergy corp.
         (Name of top registered holding company parent of applicant)

Leila L. Vespoli                    Douglas E. Davidson, Esq.
Senior Vice President               Thelen Reid & Priest LLP
  and General Counsel               40 West 57th Street
FirstEnergy Corp.                   New York, New York 10019
76 South Main Street
Akron, Ohio 44308

                 (Names and addresses of agents for service)


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      ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTION.
                  -----------------------------------

            A. By Order dated October 29, 2001 (HCAR No. 27459) (the "Merger Order"), the Commission authorized, among other things, the consummation of an Agreement and Plan of Merger, dated as of August 8, 2000, between FirstEnergy Corp. ("FirstEnergy"), an Ohio corporation and GPU, Inc. ("GPU"), a Pennsylvania corporation, pursuant to which FirstEnergy and GPU were to merge. The merger became effective on November 7, 2001 (the "Merger"), with FirstEnergy being the surviving entity. Among other things, the Merger Order also authorized FirstEnergy to issue up to 30 million shares of FirstEnergy common stock under its employee benefit and incentive plans and its dividend reinvestment plans, including the FirstEnergy Corp. Executive and Director Incentive Compensation Plan (the "Plan"). The Merger Order did not, however, expressly authorize FirstEnergy to solicit proxies from its shareholders to approve the issuance of additional shares of FirstEnergy common stock under the Plan.

            B. The purpose of the Plan is to link the personal interests of key employees and directors to the long-term financial success of FirstEnergy and the growth of shareholder value. The Plan gives FirstEnergy the ability to attract and retain the people upon whose judgment and special skills the success of FirstEnergy is largely dependent and to use stock-based incentive compensation to align the interests of key employees and directors to those of FirstEnergy and its shareholders. Because FirstEnergy is a much larger company as a result of the Merger and has many more employees, the present limit on the number of shares that may be issued under the Plan, which is currently 15,000,000 shares, is restrictive and will inhibit the Plan from serving the function for which it was designed.

            C. Therefore, FirstEnergy intends to solicit proxies from its shareholders ("Solicitation") seeking approval to increase the aggregate number of authorized shares issuable under the Plan from 15,000,000 to 22,500,000. (1) As of February 28, 2002, 8,540,876 shares of FirstEnergy common stock had been issued under the Plan. A copy of the Plan is filed as Exhibit A-2 hereto.
----------------------
(1) Shares purchased by FirstEnergy on the open market for issuance under the Plan are included in these tools.


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            D.  FirstEnergy  intends to seek  shareholder  approval to amend the
Plan for this purpose at the 2002 annual meeting of shareholders, which will be held on May 21, 2002. In order to maintain its schedule for timely receipt of proxies for the annual meeting, FirstEnergy plans to mail definitive proxy materials to shareholders on April 8, 2002. FirstEnergy filed its definitive proxy materials with the Commission under Section 14 of the Securities Exchange Act of 1934 on April 1, 2002.

            E.  Rule 53 Analysis.

            The proposed transactions are also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any exempt wholesale generator ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied.

            FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). In the Merger Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so that FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which amount is above the level which would be permitted by clause (1) of Rule 53(a) if such amount were to be currently calculated. The Merger Order also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through June 30, 2003, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion. The Commission has reserved jurisdiction over investments that exceed such amount.

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


            As of December 31, 2001, and on the same basis as set forth in the Merger Order, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $2.04 billion, an amount significantly below the $5 billion amount authorized in the Merger Order. (2)

            In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, and, after taking into account the effects of the Merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

            FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transaction does not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.
-----------------------
(2) Since the date of the Merger, FirstEnergy has agreed to sell an 79.9% interest in Midlands Electricity plc. In addition, in December 2001, First Energy disposed of its ownership of GPU GasNet Pty Ltd through an initial public offering in Australia. These assets represent a substantial portion of the GPU-related FUCO investments.

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ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
         ------------------------------

            A.  FirstEnergy  estimates  that the  total  amount  of all fees and expenses to be incurred in connection with the Solicitation will not exceed $25,000. FirstEnergy has engaged the services of Innisfree M&A Incorporated to assist in the Solicitation and has agreed to pay Innisfree M&A Incorporated a fee for its services of $12,500, together with reimbursement of its out-of-pocket expenses.

            B. Solicitation will also be made in person or by telephone, mail or other electronic means, and may be made by officers and employees of FirstEnergy.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS.
         -------------------------------

            Section 12(e) and Rule 62 are applicable to the Solicitation.

ITEM 4.  REGULATORY APPROVALS.
         --------------------

            The Solicitation is not subject to the jurisdiction of any State commission or any federal commission, other than your Commission.

ITEM 5.  PROCEDURE.
         ---------

            FirstEnergy requests that the Commission issue an order with respect to the Solicitation at the earliest practicable date, but in no event no later than April 8, 2002. It is further requested that: (i) there not be a recommended decision by an Administrative Law Judge or other responsible officer of the Commission, (ii) the Office of Public Utility Regulation be permitted to assist in the preparation of the Commission's decision and (iii) there be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS.
         ---------------------------------

            (a)   Exhibits:

                  A-1  -   Definitive proxy materials of FirstEnergy
                           (incorporated by reference to Schedule 14A of FirstEnergy, SEC File No. 333-21011).

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                  A-2 -    FirstEnergy Corp. Executive and Director Incentive
                           Compensation Plan (incorporated by reference to Exhibit 10-15 of FirstEnergy's 2001 10-K, SEC File No. 333-21011).

                  B   -    Not Applicable.

                  C   -    Not Applicable.

                  D   -    Not Applicable.

                  E   -    Not Applicable.

                  F-1 -    Opinion of Thelen Reid & Priest LLP.

                  F-2 -    Opinion of Michael R. Beiting, Esq.

            (b)   Financial Statements:
                  Omitted as not relevant to the Solicitation.

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS.
         ---------------------------------------

            (a) As such, the issuance of an order by your Commission with respect to the Solicitation is not a major Federal action significantly affecting the quality of the human environment.

            (b) No Federal agency has prepared or is preparing an environmental impact statement with respect to the Solicitation which are the subject hereof.

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                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                FirstEnergy corp.



                                 By:   /s/  Harvey L. Wagner
                                    -----------------------------
                                    Harvey L. Wagner
                                    Vice President and Controller

Date:    April 2, 2002

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